Exhibit 99.1

News Release

May 14, 2009

TELUS prices debt offering

C$700 million 4.95% five-year Notes

Vancouver, British Columbia — TELUS announced today the pricing of its offering of C$700 million senior unsecured Notes. The Notes are offered through a syndicate of agents led by RBC Capital Markets and Scotia Capital Inc., which also includes BMO Capital Markets, CIBC World Markets Inc., TD Securities, Desjardins Securities Inc., HSBC Securities (Canada) Inc. and National Bank Financial.

The 4.95% five-year Notes, Series CF were priced at $99.996 per $100 principal amount for an effective yield of 4.951% per annum and will mature on May 15, 2014.

The net proceeds of the sale of the Notes offered hereby will be used for general corporate purposes, including to repay amounts outstanding under the 2007 Credit Facility and outstanding commercial paper. Closing of the offering is expected to occur on or about May 20, 2009.

TELUS will be filing a prospectus supplement to its short form base shelf prospectus dated August 30, 2007 with the securities regulatory authorities in Canada.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

The Notes have not been and will not be registered in the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States or to or for the benefit of U.S. Persons (as defined in Regulation S of the U.S. Securities Act).  This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes in the United States.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes to be filed with securities regulatory authorities may be obtained from RBC Capital Markets, Debt Capital Markets, 200 Bay Street, 2nd Floor, North Tower, Toronto, Ontario M5J 2W7.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.7 billion of annual revenue and 11.6 million customer connections including 6.2 million wireless subscribers, 4.2 million wireline network access lines, and 1.2 million Internet subscribers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. For more information about TELUS, please visit telus.com.

Forward Looking Statements

This news release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS’ reports, public disclosure documents including Management’s discussion and analysis, Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States.

For more information, please contact:

Robert Mitchell

TELUS Investor Relations

416-279-3219

ir@telus.com

Shawn Hall

TELUS Media Relations

(604) 619-7913

shawn.hall@telus.com